Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods Adds Plant-Based Shrimps to Expanding Range of 3D-Printed Seafood and Analogues

Shrimp Analogue is Latest in Growing Range of Proprietary Printer Capabilities; Has

Potential to Reshape the $60+ Billion Shrimp Industry

Rehovot, Israel, January 22, 2024 – Steakholder Foods Ltd. (Nasdaq: STKH), a leader in cultivated meat and 3D bioprinting technology, is excited to announce that it has further expanded its 3D-printing capabilities with the world’s first plant-based, 3D-printed shrimps, expertly designed to mimic the authentic texture and flavor of conventional shrimps. The shrimps were precision-printed on Steakholder Foods’ proprietary DropJet printer, designed for fish and seafood printing, using shrimp-flavored ink developed by Steakholder Foods’ food technology team. It is the latest addition to the Company’s portfolio of printed seafood products to be offered to potential customers, on a plant (analogue) or potentially hybrid (combination plant and cultivated) basis, as economies of scale develop to enable price-competitive cell development.

Steakholder Foods’ plant-based, 3D-printed shrimps.

The shrimp market is worth more than USD 60 billion, and is projected to continue growing substantially over the coming decade. With 7.6 million tons of shrimp harvested in 2023, Steakholder Foods’ heavy-duty production printing solution aims to provide partners and customers with the means to meet growing demand through high-volume, efficient, and sustainable production, offering a practical and environmentally-friendly alternative to traditional shrimp farming.

Arik Kaufman, CEO of Steakholder Foods, said: “By unveiling a second new species of plant-based, 3D-printed seafood this month, we expect to position Steakholder Foods to sell and deliver its first DropJet printer in 2024, offering partners and customers a unique opportunity to benefit from the expanding global seafood market, while making the right kind of impact on the environment.”

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

About Steakholder Foods

Steakholder Foods Ltd. is an international deep-tech food company at the forefront of the cultured meat revolution. The company-initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH”, with headquarters in Rehovot, Israel.

The company is developing a slaughter-free solution for producing cellular agriculture meat products, such as beef and seafood, by offering manufacturers the ability to produce a cultivated meat product that aims to closely mimic the taste, texture, and appearance of traditional meat— as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com